Footnote # 1
Guy Nohra, Director, is a member of Alta California Management Partners II, LLC ("ACMPII")
(which is the general partner ("gp") of Alta California Partners II, L.P. ("ACPII")) and a member of
Alta Embarcadero Partners II, LLC ("AEPII"). He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein. Alta Partners ("AP") provides investment advisory services to several venture capital funds including ACPII & AEPII. ACPII beneficially owns 1,357,846 shares of Series B Preferred
Stock ("Ser B'). AEPII beneficially owns 17,154 shares of Ser B. The respective gp of ACPII &
members of AEPII exercise sole voting and investment power with respect to the shares owned by such funds. Jean Deleage, Garrett Gruener, Guy Nohra, Daniel Janney and Alix
Marduel are members of ACMPII (which is the gp of ACPII), and Jean Deleage, Garrett Gruener and Guy Nohra are members of AEPII (collectively known as the "principals'). As members of such funds, they may be deemed to share voting and investment powers for the shares held by the funds. The principals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.